Exhibit 12

CENTURYLINK, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in Millions)
Income before income taxes and cumulative effect of change in accounting principle	$899	1,250	948	1,531	813	561
Less: income from equity investee	(9)	(15)	(13)	(16)	(19)	(13)
Add: estimated fixed charges	732	1,504	1,223	615	418	229
Add: estimated amortization of capitalized interest	7	15	12	2	2	1
Add: distributed income of equity investee	8	12	14	16	20	16
Less: preferred dividends	—	—	—	—	—	—
Less: interest capitalized	(18)	(43)	(25)	(13)	(3)	(2)

Total earnings available for fixed charges	$1,619	2,723	2,159	2,135	1,231	792

Estimate of interest factor on rentals	$73	142	126	57	48	27
Interest expense, including amortization of premiums, discounts and debt issuance costs	641	1,319	1,072	545	367	200
Interest capitalized	18	43	25	13	3	2

Total fixed charges	$732	1,504	1,223	615	418	229

Ratio of earnings to fixed charges	2.21	1.81	1.77	3.47	2.94	3.46